July 2, 2020

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Haibo SYM, Inc. (the “Company” or “Issuer”)

File No.: 024-11203

Acceleration Request

Requested Date: July 6, 2020

Requested Time: 5:00 PM Eastern Time

Gentlemen:

The “Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Post Qualification Amendment No. 1 to Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

•should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are not required to clear compensation arrangements with FINRA.

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The Company is aware of its responsibilities and the requirement to file periodic and current reports following the qualification of the 1-A.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  Haibo SYM, Inc.